UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 28, 2022, NANO-X IMAGING LTD (the “Company”) held an Annual General Meeting of Shareholders at the Company’s offices at The Communications Center, Neve Ilan, Israel (the “Meeting”). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on November 10, 2022. Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	The re-election of each of Erez Alroy and Noga Kainan as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified.
2.	The award of options to the non-executive directors Erez Alroy, Noga Kainan and Dan Suesskind.
3.	The approval of the compensation of Mr. Ran Poliakine as non-executive Chairman of the Board of Directors of the Company.
4.	The re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2022 and for such additional period until the Company’s next annual general meeting.

On behalf of the Nanox team and the Board of Directors, the Company would like to thank Dr. Floyd Katske, who retired from the Board of Directors effective as of the Meeting, for his dedicated service and contribution during his tenure as a director of the Company.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form S-8, File No.333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: December 28, 2022